Exhibit 99.2

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of IM Cannabis Corp. (the “Company”) have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

CANADIAN DOLLARS IN THOUSANDS

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	F-4 - F-5

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-6 - F-7

Interim Condensed Consolidated Statements of Changes in Equity	F-8

Interim Condensed Consolidated Statements of Cash Flows	F-9 - F-10

Notes to Interim Condensed Consolidated Financial Statements	F-11 - F-29

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2023	December 31, 2022
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,304	$2,449
Trade receivables		9,672	8,684
Advances to suppliers		1,198	1,631
Other accounts receivable		5,140	3,323
Inventories		11,031	16,585

		28,345	32,672
NON-CURRENT ASSETS:

Property, plant and equipment, net		5,020	5,221
Investments in affiliates		2,202	2,410
Right-of-use assets, net		1,203	1,929
Deferred tax assets, net		648	763
Intangible assets, net		6,021	7,910
Goodwill		8,926	9,771

		24,020	28,004

Total assets		$52,365	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2023	December 31, 2022
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$9,586	$15,312
Bank loans and credit facilities		10,137	9,246
Other accounts payable and accrued expenses		6,000	6,013
Accrued purchase consideration liabilities		1,830	2,434
Current maturities of operating lease liabilities		448	814

		28,001	33,819

NON-CURRENT LIABILITIES:

Warrants measured at fair value	3	2,447	8
Operating lease liabilities		720	1,075
Long-term loans		376	399
Employee benefit liabilities, net		30	246
Deferred tax liability, net		997	1,332

		4,570	3,060

Total liabilities		32,571	36,879

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	4

Share capital and premium		251,155	245,776
Translation reserve		1,304	1,283
Reserve from share-based payment transactions		12,455	15,167
Accumulated deficit		(245,747)	(239,574)

Total equity attributable to equity holders of the Company		19,167	22,652

Non-controlling interests		627	1,145

Total equity		19,794	23,797

Total liabilities and equity		$52,365	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
	(Unaudited)

Revenues	$38,106	$39,874	$12,370	$14,170
Cost of revenues	28,391	31,374	9,632	11,351
Gross profit before fair value adjustments	9,715	8,500	2,738	2,819

Fair value adjustments:
Unrealized change in fair value of biological assets	-	(315)	-	-
Realized fair value adjustments on inventory sold in the period	(710)	(1,626)	(93)	(866)
Total fair value adjustments	(710)	(1,941)	(93)	(866)

Gross profit	9,005	6,559	2,645	1,953

General and administrative expenses	7,708	11,670	2,145	4,315
Selling and marketing expenses	7,991	8,379	2,564	2,797
Restructuring expenses	617	4,383	-	-
Share-based compensation	316	2,209	195	367
Total operating expenses	16,632	26,641	4,904	7,479

Operating loss	7,627	20,082	2,259	5,526

Finance income, net	869	3,782	248	1,198

Loss before income taxes	6,758	16,300	2,011	4,328
Income tax benefit (expense)	(50)	(1,029)	125	204

Net loss from continuing operations	(6,708)	(15,271)	(2,136)	(4,532)

Net loss from discontinued operations	-	(142,581)	-	(123,643)

Net loss	(6,708)	(157,852)	(2,136)	(128,175)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Remeasurement gain on defined benefit plan	36	-	-	-

Exchange differences on translation to presentation currency	(622)	(1,630)	39	1,312

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	(586)	(1,630)	39	1,312

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation	624	654	158	(549)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:	624	654	158	(549)

Total other comprehensive income (loss)	38	(976)	197	763

Total comprehensive loss	$(6,670)	$(158,828)	$(1,939)	$(127,412)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
		2023	2022	2023	2022
	Note	Unaudited

Net loss attributable to:
Equity holders of the Company		$(6,209)	$(155,863)	$(2,150)	$(127,788)
Non-controlling interests		(499)	(1,989)	14	(387)

		$(6,708)	$(157,852)	$(2,136)	$(128,175)

Total comprehensive loss attributable to:
Equity holders of the Company		$(6,152)	$(156,754)	$(1,943)	$(127,069)
Non-controlling interests		(518)	(2,074)	4	(343)

		$(6,670)	$(158,828)	$(1,939)	$(127,412)
Net income (loss) per share attributable to equity holders of the Company:	6

Basic loss per share (in CAD)		$(0.49)	$(2.22)	$(0.16)	$(1.81)
Diluted loss per share (in CAD)		$(0.49)	$(2.29)	$(0.16)	$(1.81)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:

Basic loss per share (in CAD)		$(0.49)	$(0.19)	$(0.16)	$(0.06)
Diluted loss per share (in CAD)		$(0.49)	$(0.26)	$(0.16)	$(0.06)

Loss per share attributable to equity holders of the Company from discontinued operations:

Basic and diluted loss per share (in CAD)		-	$(2.03)	-	$(1.75)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(6,209)	(6,209)	(499)	(6,708)
Total other comprehensive loss	-	-	21	36	57	(19)	38

Total comprehensive loss	-	-	21	(6,173)	(6,152)	(518)	(6,670)

Issuance of common shares	2,351	-	-	-	2,351	-	2,351
Share-based compensation	-	316	-	-	316	-	316
Expired options	3,028	(3,028)	-	-	-	-	-

Balance as of September 30, 2023	$251,155	$12,455	$1,304	$(245,747)	$19,167	$627	$19,794

	Share capital and premium	Treasury stock	Reserve for share-based payment transactions	Translation reserve	Accumulate deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(155,863)	(155,863)	(1,989)	(157,852)
Other comprehensive income (loss)	-	-	-	(891)	-	(891)	(85)	(976)

Total comprehensive loss	-	-	-	(891)	(155,863)	(156,754)	(2,074)	(158,828)

Issuance of common shares	6,236	-	-	-	-	6,236	-	6,236
Exercise of options	1,072	-	(737)	-	-	335	-	335
Share based payment	-	-	3,284	-	-	3,284	-	3,284
Expired Options	217	-	(217)	-	-	-	-	-

Balance as of September 30, 2022	$245,202	$(660)	$14,678	$1,723	$(206,606)	$54,337	$1,635	$55,972

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2023	2022
Cash flows from operating activities:

Net loss for the period	$(6,708)	$(157,852)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	-	(553)
Fair value adjustment on sale of inventory	710	3,816
Fair value adjustment of warrants measured at fair value and derivative assets	(4,547)	(5,892)
Depreciation of property, plant and equipment	494	2,530
Amortization of intangible assets	1,329	1,834
Depreciation of right-of-use assets	442	1,504
Goodwill impairment	-	107,854
Impairment of property, plant and equipment	-	2,277
Impairment of intangible assets	-	3,067
Impairment of right-of-use assets	-	1,914
Finance expenses, net	3,678	6,226
Deferred tax benefit, net	(200)	(1,851)
Share-based payment	316	3,284
Revaluation of other receivable	-	4,191
Restructuring expenses	-	8,773

	2,222	138,974
Changes in working capital:

Decrease (increase) in trade receivables, net	(2,719)	1,215
Decrease (increase) in other accounts receivable	(353)	3,419
Decrease in biological assets, net of fair value adjustments	-	522
Decrease (increase) in inventories, net of fair value adjustments	4,844	(641)
Increase (decrease) in trade payables	(4,652)	8,020
Increase (decrease) in employee benefit liabilities, net	(204)	14
Increase (decrease) in other accounts payable and accrued expenses	265	(3,324)

	(2,819)	9,225

Taxes paid	(552)	(470)

Net cash used in operating activities	(7,857)	(10,123)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2023	2022
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(553)	$(1,386)
Proceeds from sales of property, plant and equipment	-	210
Proceeds from loans receivable	-	350

Net cash used in investing activities	$(553)	$(826)

Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	$1,688	$3,174
Proceeds from exercise of options	-	335
Proceeds from issuance of Warrants	6,585	-
Repayment of lease liability	(435)	(1,075)
Payment of lease liability interest	(44)	(1,262)
(Repayment) proceeds from bank loan and credit facilities, net	(1,109)	2,510
Interest paid	(163)	(774)
Proceeds from factoring of checks receivables	2,932	-

Net cash provided by financing activities	9,454	2,908

Effect of foreign exchange on cash and cash equivalents	(2,189)	(1,879)

Increase (decrease) in cash and cash equivalents	(1,145)	(9,920)
Cash and cash equivalents at beginning of the period	2,449	13,903

Cash and cash equivalents at end of the period	$1,304	$3,983

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$49	$269

Issuance of shares in payment of purchase consideration liability	$-	$3,062
Issuance of shares and warrants in payment of debt settlement to a non-independent director of the company	$1,061	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively: the "Group"), operate in geographical reporting segments (Note 8). The Group’s revenues are generated from sales of medical cannabis products to customers in Israel and in Germany.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses specializes in medical cannabis, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC actively operated until recently through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada.  IMCC has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022, pursuant to IFRS.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

These financial statements have been prepared in a condensed format as of September 30, 2023, and for the nine and three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2022, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

The figures disclosure here for the nine months ended September 30, 2023 have been updated and adjust the Company’s previously filed unaudited interim financial statements as of March 31, 2023. The adjustments and updates are immaterial.

Panaxia Transaction Update:

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

Discontinued operations and Canadian entities CCAA:

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Company aims for a leaner organization with a primary focus on achieving profitability in 2023.

The Canadian operations are held through the Canadian entities and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Canadian entities and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Canadian entities to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Canadian entities; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Canadian entities and L5 Capital Inc. (“L5”), a company wholly-owned and controlled by the executive chairman and a director of the Company, dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, the Canadian entities' business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Canadian entities that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Canadian entities terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Canadian entities’ business and assets, including the brands and other intellectual property owned by the Canadian entities.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

Pursuant to an order of the Court made on April 6 ,2023 in the CCAA Proceedings (the “Reverse Vesting Order”), the Court approved a share purchase agreement (the “Share Purchase Agreement”) dated March 28, 2023 among Trichome Financial Corp. (“Trichome” or the “Vendor”), 1000370759 Ontario Inc. (the “Purchaser”), Trichome JWC Acquisition Corp. (“TJAC”), Trichome Retail Corp. (“TRC”), MYM Nutraceuticals Inc. (“MYM”), MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). The Purchased Entities and its business and operations were sold to a party that is not related to the Company, for a purchase price of $3,375 along with certain deferred consideration. Thus, the Company has exited operations in Canada which operations have been classified as discontinued in these financial statements. The Company has neither received nor is entitled to any portion of the proceeds from the Share Purchase Agreement.

On September 14, 2023 the CCAA Monitor has asked for an order terminating the CCAA Proceedings and bankrupting Trichome and releasing the Monitor from his duties. On September 14, 2023, the Court issued a Termination Order including the reasons in relation thereto.

The CCAA Proceedings are solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA Proceedings.

Uniclaro GmbH vs. adjupharm

On December 22, 2022, Uniclaro GmbH filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro GmbH (“Uniclaro”) is claiming the purchase price for 300,000 Covid-19 rapid tests in the total amount of EUR 1,046,010 (approximately $1,540), including VAT, in exchange for 300,000 Covid-19 rapid tests which Uniclaro has in its storage.

Uniclaro alleges in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand "Clongene". Furthermore, Uniclaro claims that the order was placed verbally on March 23, 2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-19 rapid tests as in the Stroakmont & Atton Claim described in Note 16 to the annual consolidated financial statements. On 23 February 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims. As a next step, Uniclaro is allowed to respond to the Company's statement of defense.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of these proceedings. Therefore, no provision has been recorded in respect of this claim.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

COVID-19 Test Kits Claim, District Court of Stuttgart

On April 3, 2023, Stuttgart Court announced its decision (the "Judgment") and sentenced Stroakmont & Atton to pay to Adjupharm EUR 947,563 (approximately $1,395) plus interest in the amount of 5 percentage points above the German basis rate since May 8, 2021. In addition, Stroakmont & Atton was sentenced to pay Adjupharm EUR 6,551(approximately $9) plus interest at 5 percentage points above the German basis rate since December 14, 2021. The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the claim was dismissed against them in their personal capacity. Adjupharm shall pay 2/3 of the Stuttgart Court costs and the out-of-court costs of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court costs and 1/3 of the out-of-court costs of Adjupharm. The remaining out-of-court costs shall be borne by each party. The Judgment is not yet final and therefore cannot be enforced. On May 5, 2023, Adjupharm and Stroakmont & Atton, each has lodged an appeal with the Stuttgart Court (the "Appeals") regarding the Judgment. On June 23, 2023, Adjupharm filed its statement of grounds for appeal with the Higher Regional Court of Stuttgart.

At this stage, the Company management cannot assess its ability to collect the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Appeal (See also Note 16 to Annual Consolidated Financial Statement for 2022). Accordingly, no receivable has been recorded in the financial statements respect of this claim.

Debt Settlement with L5 Capital

On May 8th, 2023, the Company announced that on May 5th, 2023, it has closed the securities for debt settlement transaction with L5 Capital (the “Debt Settlement”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 Units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance. All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation.

Liquidity and capital resources

1.
In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base is available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%. During the first quarter of 2023 the Company reduced total commitment to NIS 10,000 (approx. $3,600) and as of September 30, 2023 Focus has drawn down $nil in respect of the Mizrahi Facility

On May 17, 2023, the Company and Bank Mizrahi entered to new credit facility with total commitment of up to NIS 10,000 (approximately $3,600) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of NIS 5,000 credit line and NIS 5,000 loan to be settled with 24 monthly installments from May 2023. This loan bears interest at the Israeli Prime interest rate plus 2.9%. As of September 30, 2023 Focus has drawn down $3,262 in respect of the new Mizrahi facility (comprised of approx. $1,762 credit line and $1,500 loan). The New Credit facility is also subject to several covenants to be measured on a quarterly basis which are not met as of September 30, 2023, therefore the loan is classified as short-term loan.

The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the New Mizrahi Facility to remain effective.

2.
On August 24, 2022, the Company announced a private placement for aggregate gross proceeds of up to $6,500 (US$5 million) (the “Private Placement”). In this Private Placement the Company issued 599,999 Common Shares for a total amount of $3,756 (US$3 million) including investments by the Company’s management and executives. Issuance costs of this transaction amounted to $178.

3.
On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 thousands (approximately $4,000) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistics Center of Adjupharm. In addition, CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

4.
In January and February of 2023, the Company issued an aggregate of issued 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535 (approximately $4,792) in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 (approximately $224). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896 (approximately $3,926) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

5.
On July 3rd, 2023, the Company entered into a short-term loan agreement with a non-financial institution in the amount of NIS 1,000 thousands (approx. $358). The Loan beard interest rate of 10% and was repaid in October 2023, according to the Loan Agreement terms.

6.
As of September 30, 2023, the Company's cash position (cash and cash equivalents) totaled $1,304 and the Company's working capital (current assets minus current liabilities) amounted to $344. In the nine months ended September 30, 2023, the Company had an operating loss of $7,627 and negative cash flows from operating activities of $7,857.

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 and in 2023. The Company’s board of directors approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinued operations of loss-making activities (see Note 8 for Trichome Disposal Group), reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures – see also Restructuring below.

Despite the cost savings plan and restructuring as described above, the projected cash flows for 2023 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

Restructuring

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting in restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383 for the year ended December 31, 2022.

On March 8, 2023, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel by 36% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law. Therefore, the Company recorded restructuring expenses for the nine months ended September 30, 2023 related mainly to salaries to employees in the amount of $617.

On June 30, 2023, the entity responsible for operating the Israeli medical cannabis distribution licensed center that was acquired within the Panaxia Transaction, ceased its operations at the licensed trading house located in Lod, Israel. Consequently, the Company transitioned the operation that was conducted through IMC Pharma to third-party entities and to its own trading house currently being operated by Rosen High Way.

NASDAQ Compliance Notice

On August 1, 2023, the Company received written notification from Nasdaq (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company has until January 16, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement for a minimum of 10 consecutive business days.

b.	Approval of Interim Condensed Consolidated Financial Statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on November 12, 2023.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

c.	Definitions:

 In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements. The following new accounting standards applied or adopted during the nine months ended September 30, 2023, and had no impact on the Interim Financial Statements:

1)	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2)	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the "Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The initial application of the Amendment did not have a material impact on the interim  financial statements.

3)	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" (the "Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023.

b.	Significant accounting judgements and estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	FINANCIAL INSTRUMENTS

a.	Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Liability for Warrants *) Investment in affiliates	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, bank loans and credit facility, other account payables and accrued expenses and accrued purchase consideration payable approximate their fair value due to the short-term maturities of these instruments.

*)	Finance (income) expenses include fair value adjustment of Warrants measured at fair value, which for the nine months ended September 30, 2023 and 2022, amounted to $(4,547) and $(5,905) respectively.

Finance (income) expenses include fair value adjustment of Warrants measured at fair value, for the three months ended September 30, 2023 and 2022, amounted to $(1,243) and $(202), respectively.

The Warrants fair value as of September 30, 2023 was measured using the Black & Scholes model with the following key assumptions:

	Issue date
	May 2023	February 2023	May 2021

Expected volatility	97%	104%	97%
Share price (Canadian Dollar)	0.97	0.97	0.97
Expected life (in years)	2.589	2.342	2.589
Risk-free interest rate	3.62%	3.70%	3.62%
Expected dividend yield	0%	0%	0%
Fair value:

Per Warrant (Canadian Dollar)	$0.408	$0.418	$0.129
Total Warrants (Canadian Dollar in thousands)	$201	$2,208	$38

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	EQUITY

a.	Composition of share capital:

	September 30, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	13,394,136	Unlimited	7,569,526

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On November 14, 2022, the Company’s shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b.	Capital issuances:

LIFE Offering

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Unit”) at a price of US$1. 25 ($1.66) per Unit for aggregate gross proceeds of US$3,535 ($4,792) thousand in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 ($1.99) for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 ($224). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$2,896 ($3,926) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	EQUITY (Cont.)

pursuant to available prospectus exemptions other than for the LIFE Offering exemption.
All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Debt Settlement with L5 Capital

On May 8th, 2023, the Company announced that on May 5th, 2023, it has closed the securities for debt settlement transaction with L5 Capital (the “Debt Settlement”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 Units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance.

Issuance of shares as part of Consulting Agreement

Pursuant to the consulting agreement between the company and L5, the Company issued 50,414 shares as a result of the vested RSU according to the agreed vesting schedule. The shares were issued on May 5, 2023.

In July 24, 2023 additional 4,585 shares were issued as a result of the vested RSU according to the agreed vesting schedule.

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2023	7,569,526

Issuance of Common Shares pursuant to private placement offering	5,277,119
Issuance of Common Shares pursuant to debt settlement	492,492
Issuance of Common Shares pursuant to vested RSUs	54,999

Balance as of September 30, 2023	13,394,136

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	EQUITY (Cont.)

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Nine months ended September 30, 2023
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	519,170	$37.61

Options granted during the period	3,000	1.10
Options forfeited during the period	(127,718)	(51.78)

Options outstanding at the end of the period	394,452	$32.75

Options exercisable at the end of the period	344,256	$36.65

NOTE 5:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
Salaries and related expenses	$6,081	$8,659	$1,821	$3,103

Depreciation and amortization	$2,265	$1,942	$678	$626

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:-      NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Nine months ended September 30,
	2023		2022
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	12,625	(6,209)	70,337	(13,282)

Effect of potential dilutive Common Shares	-	-	3,077	(5,905)

For the computation of diluted net earnings from continuing operations	12,625	(6,209)	73,414	(19,187)

For the computation of basic and diluted net earnings from discontinued operations	-	-	70,337	(142,581)

	Three months ended September 30,
	2023		2022
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	13,393	(2,150)	70,667	(4,145)

Effect of potential dilutive Common Shares	-	-	3,077	(203)

For the computation of diluted net earnings from continuing operations	13,393	(2,150)	73,744	(4,348)

For the computation of basic and diluted net earnings from discontinued operations	-	-	70,667	(123,643)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7:-	OPERATING SEGMENTS

a.	Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in two operating segments (after the reclassification of the operating activities of the Trichome Group in Canada as discontinued operations).

Nine months ended September 30, 2023:

	Israel	Germany	Adjustments	Total

Revenue	$33,941	$4,165	$-	$38,106

Segment loss	$(2,974)	$(1,035)	$-	$(4,009)

Unallocated corporate expenses	$-	$-	$(3,618)	$(3,618)

Total operating loss	$(2,974)	$(1,035)	$(3,618)	$(7,627)

Income (loss) before tax	$(6,131)	$(1,537)	$910	$(6,758)

Depreciation, amortization and impairment	$2,139	$126	$-	$2,265

Nine months ended September 30, 2022:

	Israel	Germany	Adjustments	Total

Revenue	$37,364	$2,510	$-	$39,874

Segment loss	$(13,325)	$(2,708)	$-	$(16,033)

Unallocated corporate expenses	$-	$-	$(4,049)	$(4,049)

Total operating loss	$(13,325)	$(2,708)	$(4,049)	$(20,082)

Income (loss) before tax	$(15,427)	$(3,074)	$2,201	$(16,300)

Depreciation, amortization and impairment	$1,821	$121	$-	$1,942

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7:-	OPERATING SEGMENTS (Cont.)

Three months ended September 30, 2023:

	Israel	Germany	Adjustments	Total

Revenue	$10,832	$1,538	$-	$12,370

Segment loss	$(1,132)	$(268)	$-	$(1,400)

Unallocated corporate expenses	$-	$-	$(859)	$(859)

Total operating loss	$(1,132)	$(268)	$(859)	$(2,259)

Income (loss) before tax	$(1,931)	$(441)	$361	$(2,011)

Depreciation, amortization and impairment	$630	$48	$-	$678

Three months ended September 30, 2022:

	Israel	Germany	Adjustments	Total

Revenue	$13,158	$1,012	$-	$14,170

Segment loss	$(3,110)	$(699)	$-	$(3,809)

Unallocated corporate expenses	$-	$-	$(1,717)	$(1,717)

Total operating loss	$(3,110)	$(699)	$(1,717)	$(5,526)

Income (loss) before tax	$(2,128)	$(808)	$(1,392)	$(4,328)

Depreciation, amortization and impairment	$588	$38	$-	$626

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME

During 2022, following management strategic review of the operations of the Group, the Company decided to discontinue its operation in Canada and sell its subsidiaries in the segment, Trichome Group.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees.

Per the CCAA proceeding, the Court has appointed a monitor, which oversees management activities. The administration of the CCAA process, principally relating to the powers provided to the court and the court appointed monitor, as well as the secured debtholder interests, removed certain elements of control of the business from the Company. As a result, the Company has determined that it no longer has a controlling financial interest over Trichome Group as defined in IFRS 10, "Consolidations", and therefore has deconsolidated Trichome Group as of the date of the CCAA filing.

Following the deconsolidation, the carrying value of assets and liabilities of Trichome group were removed from the Company’s consolidated statements of financial position and the results of operations for the Trichome Group are classified as discontinued operations.

In the context of the CCAA filing, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities, except withholding tax obligation of $839.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The results of discontinued operations of Trichome for the nine and three months ended September 30, 2022 are summarized as follows:

	Nine months	Three months

Revenues	$27,272	$5,586
Cost of revenues	21,813	6,413

Gross profit before fair value adjustments	5,459	(827)

Fair value adjustments:
Unrealized change in fair value of biological assets	868	(582)
Realized fair value adjustments on inventory sold in the period	(2,190)	(433)

Total fair value adjustments	(1,322)	(1,015)

Gross profit	4,137	(1,842)

General and administrative expenses	132,784	119,841
Selling and marketing expenses	4,557	1,393
Share-based compensation	1,075	259
Restructuring	4,506	(273)

Total operating expenses	142,922	121,220

Operating loss	(138,785)	(123,062)

Finance expenses, net	(4,117)	(703)

Loss before income taxes	(142,902)	(123,765)
Income tax expense (benefit)	(321)	(122)

Net loss from discontinued operations, net of tax	$(142,581)	$(123,643)

Below are data of the net cash flows provided by (used in) the discontinued operations:

	Nine months ended September 30, 2022	Three month ended September 30, 2022

Operating activities	$(762)	$2,010

Investing activities	$(613)	$(428)

Financing activities	$(1,035)	$(3,032)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 9:-      SUBSEQUENT EVENTS

Israel-Hamas War

On October 7, 2023, an unprecedented attack was launched against Israel by the terror organization Hamas, which thrust Israel into a state of war. This war has an impact on the company's business operations. The company anticipates a negative impact in Q4 2023. At this stage, the Company believes it is still too early to fully assess the extent of the negative impact.

Short-term Loan Agreements

During October 2023, the Company entered into a series of short-term loans for aggregate gross proceeds of NIS 5,882 thousands (approximately $2,000) from certain lenders, including a director and officer of the Company. Out of the aggregate gross proceeds, a director and officer of the Company loaned an amount of NIS 500 thousands (approximately $170) to the Company.

Five of the loans, totaling aggregate gross proceeds of NIS 4,882  thousands (approximately $1,660), bear interest at an annual rate of 18% and mature six months from the date of issuance along with the associated fees and commissions of 4% per annum for application fee and an origination fee of 4% per annum on each loan.

Additional loan, totaling aggregate gross proceeds of NIS 1,000 thousands (approximately $340), bears interest at an annual rate of 20%, matures six months from the date of issuance and is secured against certain assets of the Company and its subsidiaries.

The Company plans to use the proceeds from the loans for general working capital purposes.

ADI Loan Extension

On October 25, 2023, IMC Holdings and ADI signed an amendment to the ADI Agreement, extending the loan period by an additional 3 months. During this extended period, the interest rate will be 15%, with associated fees and commissions of 3% per annum for the application fee and an origination fee of 3% per annum.